Exhibit 99.3

FOR IMMEDIATE RELEASE-November 13, 2008

Anchor Funding Services, Inc. reports fiscal 2008 - third quarter results

Boca Raton, FL (PR Newswire)/November 13, 2008 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG”) announced today its results for its third quarter of 2008.  The company reported 2008 third quarter finance revenues and net loss of $338,356 and $(240,427) as compared to finance revenues and net loss of $121,996 and $(225,121) for the comparable prior year period.  The Company also reported nine month 2008 finance revenues and net loss of $823,533 and $(947,680) as compared to finance revenue and net loss of $297,740 and $(515,669) for the comparable period of the prior year.  The increase in net loss is attributable to the company’s investments in various sales initiatives, hiring marketing and operations personnel, and increases in general and administrative costs and compliance costs as a public reporting company.

Morry F. Rubin, CEO stated that “We have made investments to capitalize on the growth opportunity in the U.S. factoring industry.  While ramping up our organic growth initiatives we are also exploring acquisition opportunities of other U.S. factoring firms which would enhance our ability to increase revenues and profits, add additional factoring services and increase our geography and clients.”

Anchor provides accounts receivable financing to most types of U.S. businesses where the performance of a service or the delivery of a product can be verified.  We have the ability to check a company’s credit and evaluate its ability to pay across most industries.  Typically, small businesses do not have adequate resources to manage the credit and A/R collection functions internally and cannot afford to provide their customers extended credit terms.

Anchor is continuing to benefit from the current credit problems experienced by banks and other financial institutions.  Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, lending criteria have tightened across the spectrum making it increasingly difficult for small businesses to obtain working capital.  Through our sales force and marketing efforts we are implementing various ways to obtain business opportunities from bank rejections and turndowns.  Unlike a bank, Anchor is not as focused on the credit quality of its clients, but is more focused on the creditworthiness of its clients’ customers and validity of their invoices.  Therefore, Anchor is often able to provide working capital to small businesses when banks cannot.

We are excited about our future expansion opportunities in the factoring industry which is highly fragmented and not dominated by any single firm(s).  We will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding to small and mid-size U.S. businesses.  Our funding facility which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily capital needs.
Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com